EXHIBIT 12.1
FEDERAL EXPRESS CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)
(IN MILLIONS, EXCEPT RATIOS)

	Six Months Ended
	November 30,		Year Ended May 31,
	2011	2010	2011	2010	2009	2008	2007

Earnings:
Income before income taxes	$621	$573	$1,140	$1,059	$732	$1,846	$1,984
Add back:
Interest expense, net of capitalized interest	—	—	—	—	4	19	40
Portion of rent expense representative of interest factor	301	296	611	572	576	587	580

Earnings as adjusted	$922	$869	$1,751	$1,631	$1,312	$2,452	$2,604

Fixed Charges:
Interest expense, net of capitalized interest	$—	$—	$—	$—	$4	$19	$40
Capitalized interest	45	32	61	65	58	46	32
Portion of rent expense representative of interest factor	301	296	611	572	576	587	580

	$346	$328	$672	$637	$638	$652	$652

Ratio of Earnings to Fixed Charges	2.7	2.6	2.6	2.6	2.1	3.8	4.0